Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES WEBCAST OF ANNUAL MEETING OF SHAREHOLDERS

Calgary, Alberta, Canada – May 6, 2014

Precision Drilling Corporation (“Precision”) will hold its Annual Meeting of Shareholders on Wednesday, May 14, 2014.  The meeting will be held at The Metropolitan Conference Centre, Strand Tivoli Room, 333 – 4th Avenue S.W., Calgary, Alberta commencing at 3:00 p.m. MT on Wednesday, May 14, 2014.

A live webcast of the Annual Meeting followed by a presentation by Kevin Neveu, Precision’s President & Chief Executive Officer, will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  An archived recording of the conference call will also be available after the conclusion of the live event.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service & snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor Relations

403.716.4575
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com